UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001-33621

ALEXCO RESOURCE CORPORATION
(Translation of registrant's name into English)

Suite 1150-200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits Consent of Qualified Person -

99.1	Updated Preliminary Economic Assessment for the Eastern Keno Hill Silver District Project - Phase 2, Yukon, Canada

99.2	Consent of Qualified Person - David Farrow

99.3	Consent of Qualified Person - Adrian Dance

99.4	Consent of Qualified Person - Dr.. Gilles Arseneau, P.Geo.

99.5	Consent of Qualified Person - Laura J. Battison

99.6	Consent of Qualified Person - Bruce Murphy

99.7	Consent of Qualified Person - Ken Reipas, P.Eng.

99.8	Consent of Qualified Person - Alan McOnie

99.9	Consent of Qualified Person - Kelly Sexsmith, P.Geo.

99.10	Consent of Qualified Person - Stepehn Taylor, BEng, MSc, Peng

99.11	Consent of Qualified Person - James Richard Trimble, P.Eng., FEC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALEXCO RESOURCE CORP.
(Registrant)

Date: December 12, 2013	By:	/s/ David E. Whittle
David E. Whittle
Chief Financial Officer